# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KKR Asset-Based Income Fund, CIK 0001966776
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 555 California Street, 50th Floor, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002076162

## Reporting persons
- Standard Chartered Bank Korea Limited as Trustee for PineStreet Global Corporate FoF 39: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 34,486.83; shared voting power 0; sole dispositive power 34,486.83; shared dispositive power 0; aggregate amount beneficially owned 34,486.83 (7.5% of the class)

## Item 1. Issuer
Name of issuer: KKR Asset-Based Income Fund
Address of issuer's principal executive offices: 555 California Street, 50th Floor San Francisco, CA, 94104

## Item 2. Person Filing
Name of person filing: Standard Chartered Bank Korea Limited as Trustee for PineStreet Global Corporate FoF 39
Address of principal business office or, if none, residence: 47 Jong-ro, Jongno-gu, Seoul, 03160, Republic of Korea
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 34,486.836
Percent of class: 7.5%
Sole power to vote or to direct the vote: 34,486.836
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 34,486.836
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Standard Chartered Bank Korea Limited as Trustee for PineStreet Global Corporate FoF 39: /s/ Hyunjung Chung, Hyunjung Chung, Senior Manager (07/09/2025)